

For the attention of Commission Staff: Please note the amendment to Schedule A of form SBSE-A filed today (8th April 2025). This amendment is to remove Torry Berntsen as Principal and add Mandy DeFilippo as Principal & CEO.

Standard Chartered Bank
1095 Avenue of the Americas, New York, NY 10036
Tel   (212) 667-0700

Incorporated in England with limited liability by Royal Charter 1853
The Principal Office of the Company is situated in England at 1 Aldermanbury Square London EC2V 7SB Reference Number ZC 18